EX-99.77D

SUB-ITEM 77D: Policies with respect to security investments

During the period covered by this report, Dividend and Income Fund's (the "Fund") subclassification changed from "non-diversified" to "diversified," as such terms are defined in the Investment Company Act of 1940, as amended. Shareholder approval would be required to change the Fund's subclassification from "diversified" back to "non-diversified."